Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated March 2, 2022 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
Crescent Point's 2021 results demonstrate the Company's operational execution, dedication to strengthening the balance sheet and commitment to shareholder returns. WTI crude oil prices strengthened during the year, supporting strong financial results with adjusted funds flow from operations of $1.48 billion, net income of $2.36 billion and adjusted net earnings from operations of $515.3 million. The Company generated $788.4 of excess cash flow in 2021 and ended the year with a net debt to adjusted funds flow from operations of 1.4 times.
Crescent Point continued to enhance its asset portfolio in 2021 through two strategic transactions. In April it closed the acquisition of its Kaybob Duvernay assets for total consideration of $940.6 million including closing adjustments. The Kaybob acquisition provided an entry into an established liquids rich play and it included production of approximately 30,000 boe/d, weighted 65 percent towards condensate and liquids, and approximately 500 net sections of land. In June, the Company closed the disposition of its remaining non-core southeast Saskatchewan conventional assets for proceeds of $85.9 million after closing adjustments. In conjunction with the disposition, the Company reduced its corporate decommissioning liabilities by approximately 25 percent.
Crescent Point's production averaged 132,683 boe/d during 2021 which was in-line with the Company's guidance of 132,000 to 134,000 boe/d. Development capital expenditures totaled $624.2 million which was consistent with guidance of $625.0 million. Operating expenses were $625.3 million or $12.91/boe, under the Company's guidance of $635.0 million or $13.00 to $13.20/boe.
With the improvements to the Company's balance sheet, sustainability and free cash flow generating capabilities, the Company increased its return of capital to shareholders with increases to its base dividend and share repurchases under its Normal Course Issuer Bid ("NCIB"). The Company declared two increases to its quarterly base dividend in 2021, from an initial quarterly dividend of $0.0025 per share to a quarterly dividend of $0.045 per share. The Company is currently targeting $150.0 million of aggregate share repurchases through the first half of 2022, inclusive of 2.8 million shares repurchased in December 2021 for $17.5 million.
Crescent Point's 2022 budget includes annual average production guidance of 133,000 to 137,000 boe/d, development capital expenditures of $825.0 to $900.0 million and operating expenses of $13.25 to $13.75/boe. Based on current forecast commodity prices and the Company's 2022 hedge book, the budget is expected to generate strong returns, significant excess cash flow, continued debt reduction and the opportunity to provide further returns of capital to shareholders.
Adjusted funds flow from operations, adjusted net earnings from operations, net debt to adjusted funds flow from operations and excess cash flow are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Results of Operations
Production

	2021	2020	% Change
Crude oil and condensate (bbls/d)	95,839	95,859	—
NGLs (bbls/d)	17,769	14,542	22
Natural gas (mcf/d)	114,452	67,447	70
Total (boe/d)	132,683	121,642	9
Crude oil and liquids (%)	86	91	(5)
Natural gas (%)	14	9	5
Total (%)	100	100	—

CRESCENT POINT ENERGY CORP.	1

The following is a summary of Crescent Point's production by area:

Production By Area (boe/d)	2021	2020 (1)	% Change
Saskatchewan	80,893	94,271	(14)
Alberta	31,739	8,873	258
United States	20,051	18,498	8
Total	132,683	121,642	9
(1) Comparative period revised to reflect current year presentation. Refer to the Critical Accounting Estimates section of this MD&A for further information.
Total production averaged 132,683 boe/d during 2021 compared to 121,642 boe/d in 2020. The increase of 9 percent was primarily due to production from the Kaybob Duvernay acquisition, which closed in the second quarter of 2021, partially offset by a reduced development capital program in the first half of 2021 as compared to 2020 and the non-core southeast Saskatchewan asset disposition in the second quarter of 2021. Production in 2020 was also impacted by the voluntary shut-in of production as a result of low crude oil prices, after which shut-in wells were reactivated in the third quarter of 2020.
The Company's weighting to crude oil and liquids production in 2021 decreased by 5 percent from the 2020 comparative year, primarily due to higher natural gas production as a result of the acquisition of the Kaybob Duvernay assets and the disposition of oil weighted assets in southeast Saskatchewan.
Exhibit 1
Marketing and Prices

Average Selling Prices (1)	2021	2020	% Change
Crude oil and condensate ($/bbl)	78.43	43.50	80
NGLs ($/bbl)	42.33	17.19	146
Natural gas ($/mcf)	4.51	3.02	49
Total ($/boe)	66.21	38.01	74
(1) The average selling prices reported are before realized commodity derivatives and transportation.

CRESCENT POINT ENERGY CORP.	2

Benchmark Pricing	2021	2020	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	67.96	39.40	72
WTI crude oil (Cdn$/bbl)	85.16	52.82	61
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(5.01)	(7.08)	(29)
FOS crude oil (Cdn$/bbl) (3)	(12.89)	(13.03)	(1)
UHC crude oil (US$/bbl) (4)	(0.05)	(2.48)	(98)
C5+ condensate (Cdn$/bbl) (5)	0.35	(3.03)	(112)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	3.62	2.23	62
AECO monthly index natural gas (Cdn$/mcf)	3.57	2.24	59
NYMEX natural gas (US$/mmbtu) (7)	3.85	2.08	85
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.798	0.746	7
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.
Crude oil prices strengthened in 2021, as the global recovery from the COVID-19 pandemic and vaccine roll outs facilitated increased mobility and reduced restrictions, resulting in higher demand for crude oil and crude oil products and lower inventory levels. WTI prices were positively impacted by continued supply management by OPEC which led to demand outpacing supply throughout 2021. The average US$ WTI benchmark price increased 72 percent during 2021 compared to 2020.
Natural gas prices strengthened in 2021, primarily due to increased weather-related demand, higher industrial demand and reduced supply due to lower trailing inventory levels. Expectations for continued strong demand, coupled with lower inventories, have been constructive for AECO pricing. The AECO daily benchmark price was 62 percent higher in 2021 compared to 2020.
U.S. natural gas prices were higher on average during 2021 as demand continued to outpace supply due to the global recovery from the pandemic, weather driven demand and supply shortages in Europe and Asia pushing global gas prices upward. The NYMEX benchmark gas price was 85 percent higher in 2021 compared to 2020.
Exhibit 2
Crude oil and condensate differentials narrowed in 2021 due to lower inventory levels and higher demand. In 2020, differentials were impacted by pandemic related demand destruction and decreased supply due to shut-in production. Crude oil differentials narrowed in 2021, due to higher overall demand of crude oil and crude oil products along with lower inventory levels in the U.S. and Canada. In 2021, there was more stability in market prices due to the recovery, resulting in increased demand for diluent blending which improved C5+ differentials.
In 2021, the Company's average selling price for crude oil and condensate increased 80 percent from 2020, primarily due to the 72 percent increase in US$ WTI and a narrower corporate oil price differential. Crescent Point's corporate oil and condensate differential relative to Cdn$ WTI for the year ended 2021 was $6.73 per bbl compared to $9.32 per bbl in 2020. The improvement was driven by narrowing crude oil differentials and the increased weighting towards condensate production.

CRESCENT POINT ENERGY CORP.	3

In 2021, the Company's average selling price for NGLs increased significantly from $17.19 per bbl to $42.33 per bbl. The increase in average selling price for NGLs was primarily due to the increase in US$ WTI and propane benchmark prices.
The Company's average selling price for natural gas in 2021 increased 49 percent to $4.51 per mcf, primarily as a result of the increase in the AECO and NYMEX benchmark prices.
Exhibit 3
Exhibit 4
Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, propane, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil, NGL and natural gas derivatives are referenced to WTI, Conway C3, NYMEX and AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 25 – "Financial Instruments and Derivatives" in the audited consolidated financial statements for the year ended December 31, 2021 for additional information on the Company's derivatives.

CRESCENT POINT ENERGY CORP.	4

The following is a summary of the realized commodity derivative gains (losses):

($ millions, except volume amounts)	2021	2020	% Change
Average crude oil volumes hedged (bbls/d) (1)	48,432	62,733	(23)
Crude oil realized derivative gain (loss) (1)	(351.1)	246.4	(242)
per bbl	(10.04)	7.02	(243)
Average NGL volumes hedged (bbls/d)	210	—	100
NGL realized derivative loss	(0.7)	—	100
per bbl	(0.11)	—	100
Average natural gas volumes hedged (GJ/d) (2)	35,397	4,167	749
Natural gas realized derivative loss	(9.0)	(0.7)	1,186
per GJ	(0.22)	(0.03)	633
Average barrels of oil equivalent hedged (boe/d) (1)	54,234	63,392	(14)
Total realized commodity derivative gains (losses) (1)	(360.8)	245.7	(247)
per boe	(7.45)	5.52	(235)
(1)The crude oil realized derivative gain (loss) for the year ended December 31, 2021 includes the realized derivative gains and losses on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.
(2)GJ/d is defined as gigajoules per day.
The Company's realized derivative losses for crude oil was $351.1 million for the year ended December 31, 2021, compared to a realized derivative gain $246.4 million in 2020. The realized derivative losses in 2021 were primarily attributable to the increase in the Cdn$ WTI benchmark price.
Crescent Point's realized derivative losses for natural gas was $9.0 million for the year ended December 31, 2021, due to the higher average AECO monthly index price compared to the Company's average derivative natural gas price.
The Company's realized derivative loss for NGLs was $0.7 million for the year ended December 31, 2021, due to the increase in the Conway C3 benchmark price compared to the Company's average derivative NGL price.
Exhibit 5
The following is a summary of the Company's unrealized commodity derivative losses:

($ millions)	2021	2020	% Change
Crude oil	(128.6)	(53.0)	143
NGL	1.9	—	100
Natural gas	(1.4)	0.6	(333)
Total unrealized commodity derivative losses	(128.1)	(52.4)	144
For the year ended December 31, 2021, the Company recognized a total unrealized derivative loss of $128.1 million on its commodity contracts compared to $52.4 million in 2020. The increased unrealized derivative loss in 2021 was primarily attributable to crude oil contracts and reflects the increase in the Cdn$ WTI forward benchmark prices at December 31, 2021 compared to December 31, 2020.

CRESCENT POINT ENERGY CORP.	5

Oil and Gas Sales

($ millions) (1)	2021	2020	% Change
Crude oil and condensate sales	2,743.7	1,526.1	80
NGL sales	274.5	91.5	200
Natural gas sales	188.3	74.6	152
Total oil and gas sales	3,206.5	1,692.2	89
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales increased by 89 percent in 2021 compared to 2020. The increase is primarily due to the increase in realized crude oil prices as a result of the recovery in benchmark commodity prices and higher production levels.
Exhibit 6
Royalties

($ millions, except % and per boe amounts)	2021	2020	% Change
Royalties	408.8	217.1	88
As a % of oil and gas sales	13	13	—
Per boe	8.44	4.88	73
Royalties increased 88 percent in 2021 compared to 2020, largely due to the 89 percent increase in oil and gas sales. Royalties as a percentage of oil and gas sales increased due to higher commodity pricing, offset by a lower royalty rate associated with the Kaybob Duvernay acquisition.
Exhibit 7

CRESCENT POINT ENERGY CORP.	6

Operating Expenses

($ millions, except per boe amounts)	2021	2020	% Change
Operating expenses	625.3	561.8	11
Per boe	12.91	12.62	2
Operating expenses increased 11 percent in 2021 compared to 2020. The increase was primarily attributable to the acquisition of the Kaybob Duvernay assets completed at the beginning of the second quarter of 2021 and an increased maintenance program as activity returned to pre-pandemic levels, partially offset by decreases attributable to the southeast Saskatchewan disposition in the second quarter of 2021.
Operating expenses per boe increased by 2 percent in the year ended December 31, 2021, primarily due to the Company's increased maintenance program and higher third party processing fees, partially offset by lower per boe operating costs associated with the acquired Kaybob Duvernay assets.
Exhibit 8
Transportation Expenses

($ millions, except per boe amounts)	2021	2020	% Change
Transportation expenses	117.7	101.1	16
Per boe	2.43	2.27	7
Transportation expenses increased 16 percent in 2021 compared to 2020, primarily due to higher production as a result of the Kaybob Duvernay acquisition. On a per boe basis, transportation expenses increased by $0.16 per boe in the year ended December 31, 2021 compared to 2020, primarily due to higher pipeline tariffs.
Exhibit 9

CRESCENT POINT ENERGY CORP.	7

Netback

	2021	2020
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Oil and gas sales	66.21	38.01	74
Royalties	(8.44)	(4.88)	73
Operating expenses	(12.91)	(12.62)	2
Transportation expenses	(2.43)	(2.27)	7
Operating netback (1)	42.43	18.24	133
Realized gain (loss) on commodity derivatives	(7.45)	5.52	(235)
Netback (1)	34.98	23.76	47
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil and condensate. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the year ended December 31, 2021 increased significantly to $42.43 per boe from $18.24 per boe in 2020. The increase in the Company's operating netback in 2021 was primarily due to the increase in average selling price, partially offset by higher royalties. The increase in the Company's netback was a result of the increase in the operating netback, partially offset by the realized loss on commodity derivatives.
Exhibit 10
General and Administrative Expenses

($ millions, except per boe amounts)	2021	2020	% Change
Gross general and administrative expenses	140.0	131.3	7
Overhead recoveries	(19.4)	(20.3)	(4)
Capitalized	(30.8)	(32.3)	(5)
Total general and administrative expenses	89.8	78.7	14
Transaction costs	(12.5)	(5.4)	131
General and administrative expenses	77.3	73.3	5
Per boe	1.60	1.65	(3)
General and administrative ("G&A") expenses increased to $77.3 million in 2021 compared to $73.3 million in 2020. The increase is primarily due to higher employee related costs, partially offset by lower professional fees. Severance charges have caused G&A to fluctuate with $8.9 million of severance and one-time costs related to the closure of the Company's U.S. corporate office in 2021, compared to $6.3 million of severance in 2020. Lower G&A expenses in 2020 included $9.8 million of remuneration received from the Canadian Emergency Wage Subsidy ("CEWS"). The Company made no CEWS claims in 2021.
For the year ended December 31, 2021, G&A expenses on a per boe basis decreased 3 percent compared to 2020, primarily due higher production volumes, partially offset by the increase in total G&A discussed above.
Transaction costs incurred in 2021 primarily relate to the Kaybob Duvernay acquisition and the southeast Saskatchewan disposition. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	8

Exhibit 11
Interest Expense

($ millions, except per boe amounts)	2021	2020	% Change
Interest expense on long-term debt	88.9	94.6	(6)
Unrealized loss on interest derivative contracts	1.7	14.5	(88)
Interest expense	90.6	109.1	(17)
Per boe	1.87	2.45	(24)
Interest expense on long-term debt decreased 6 percent in 2021, primarily due to the Company's lower effective interest rate. Crescent Point's hedged effective interest rate decreased to 4.13 percent in 2021 compared to 4.28 percent in 2020, reflecting the higher proportion of the Company's debt at lower floating rates.
During the year ended December 31, 2021, the Company recognized an unrealized loss on interest rate derivatives of $1.7 million compared to $14.5 million in 2020. The unrealized loss in 2021 was primarily due to the impact of the stronger Canadian dollar at December 31, 2021 as compared to December 31, 2020 on the interest payments related to the Company's cross currency swaps ("CCS").
Crescent Point manages its interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At December 31, 2021, approximately 82 percent of the Company's long-term debt had fixed interest rates.
Exhibit 12
Foreign Exchange Gain

($ millions)	2021	2020	% Change
Realized gain on CCS - principal	—	49.3	(100)
Translation of US dollar long-term debt	37.0	12.8	189
Unrealized loss on CCS - principal and foreign exchange swaps	(34.4)	(56.6)	(39)
Other	1.8	(1.2)	(250)
Foreign exchange gain	4.4	4.3	2

CRESCENT POINT ENERGY CORP.	9

Crescent Point has US dollar denominated debt, including short-term London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the year ended December 31, 2021, realized losses on CCS related to LIBOR loan maturities were offset by gains on CCS related to senior guaranteed note maturities.
The Company records foreign exchange gains or losses on the year end translation of US dollar long-term debt and related accrued interest. For the year ended December 31, 2021, the Company recorded a foreign exchange gain of $37.0 million, which was attributed to the stronger Canadian dollar at December 31, 2021 as compared to December 31, 2020.
For the year ended December 31, 2021, Crescent Point recorded an unrealized loss on foreign exchange derivatives of $34.4 million reflecting the impact of the stronger forward Canadian dollar on the Company's CCS at December 31, 2021 as compared to December 31, 2020.
Share-based Compensation Expense

($ millions, except per boe amounts)	2021	2020	% Change
Share-based compensation costs	77.7	17.7	339
Realized gain on equity derivative contracts	(9.7)	—	(100)
Unrealized gain on equity derivative contracts	(22.8)	(11.0)	107
Capitalized	(14.3)	(5.4)	165
Share-based compensation expense	30.9	1.3	2,277
Per boe	0.64	0.03	2,033
During the year ended December 31, 2021, the Company recorded share-based compensation ("SBC") costs of $77.7 million compared to $17.7 million in 2020. The higher SBC costs primarily relate to an increase in the fair value of cash-settled plans as a result of the increase in the Company's share price.
In 2021, the Company recognized an unrealized gain on equity derivative contracts of $22.8 million compared to $11.0 million in 2020. The unrealized gain was primarily due to the increase in the Company's share price at December 31, 2021 compared to December 31, 2020. In the year ended December 31, 2021, the Company also recognized a realized gain of $9.7 million on an equity derivative contract which matured during the first quarter of 2021.
The Company capitalized share-based compensation costs of $14.3 million in 2021, an increase of 165 percent from 2020. The increase was primarily due to the increase in total share-based compensation costs as noted above.
Exhibit 13

CRESCENT POINT ENERGY CORP.	10

The following table summarizes the number of Restricted Shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	December 31, 2021	December 31, 2020
Restricted Share Bonus Plan (1)	3,267,717	4,704,129
Employee Share Value Plan	8,329,291	10,449,383
Performance Share Unit Plan (2)	3,214,620	3,789,689
Deferred Share Unit Plan	1,556,780	1,278,263
Stock Option Plan (3)	5,839,464	5,940,871
(1)At December 31, 2021, the Company was authorized to issue up to 12,924,280 common shares (December 31, 2020 - 15,033,521 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At December 31, 2021, the weighted average exercise price is $4.04 per share (December 31, 2020 - $3.92 per share).
As of the date of this report, the Company had 3,124,582 restricted shares, 8,142,062 ESVP awards, 4,118,686 PSUs, 1,571,253 DSUs and 5,839,464 stock options outstanding.
Depletion, Depreciation and Amortization

($ millions, except per boe amounts)	2021	2020	% Change
Depletion and depreciation	735.1	640.8	15
Amortization of exploration and evaluation undeveloped land	51.0	71.9	(29)
Depletion, depreciation and amortization	786.1	712.7	10
Per boe	16.23	16.01	1
Depletion, depreciation and amortization ("DD&A") increased 10 percent compared to 2020 as a result of higher production and an increased DD&A rate, partially offset by reduced amortization of undeveloped land.
For the year ended December 31, 2021, the Company's DD&A rate increased to $16.23 per boe from $16.01 per boe in 2020, primarily due to the impairment reversal recorded in the second quarter of 2021 which increased the carrying value of the Company's property, plant and equipment ("PP&E").
Exhibit 14
Impairment (Impairment Reversal)

($ millions, except per boe amounts)	2021	2020	% Change
Impairment (impairment reversal)	(2,514.4)	3,557.8	(171)
Per boe	(51.92)	79.91	(165)
In the second quarter of 2021, the Company recognized an impairment reversal of $2.51 billion on its development and production assets, primarily due to the increase in forecast benchmark commodity prices at June 30, 2021 compared to March 31, 2020. In the first quarter of 2020, the Company recognized $3.56 billion of impairment expense due to the significant decrease in commodity prices at March 31, 2020. See Note 8 – "Property, Plant and Equipment" in the audited consolidated financial statements for the year ended December 31, 2021 for further information.
Other Income
The Company recorded other income of $99.4 million in 2021 compared to $322.3 million in 2020. Other income in 2021 was comprised primarily of gains on asset dispositions and government subsidies received for decommissioning expenditures. Other income in 2020 was primarily comprised of the gain recognized from the Company's sale of gas infrastructure assets. See Note 19 – "Other Income" in the audited consolidated financial statements for the year ended December 31, 2021 for further information.

CRESCENT POINT ENERGY CORP.	11

Taxes

($ millions)	2021	2020	% Change
Current tax expense	—	0.2	(100)
Deferred tax expense (recovery)	799.7	(627.8)	(227)
Current Tax Expense
In the year ended December 31, 2021, the Company recorded current tax expense of nil, compared to $0.2 million for the year ended December 31, 2020. Refer to the Company's Annual Information Form for the year ended December 31, 2021 for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
The deferred tax expense in 2021 primarily relates to the pre-tax income mainly resulting from the impairment reversal recognized, partially offset by a change in estimate for future usable tax pools due to higher forecast commodity prices. The deferred tax recovery in 2020 was primarily due to the pre-tax loss resulting from the impairment expense recognized, partially offset by the change in estimate for future usable tax pools due to lower forecast commodity prices.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

($ millions, except per share amounts)	2021	2020	% Change
Cash flow from operating activities	1,495.8	860.5	74

Adjusted funds flow from operations	1,476.9	874.4	69

Net income (loss)	2,364.1	(2,519.9)	(194)
Net income (loss) per share - diluted	4.11	(4.76)	(186)

Adjusted net earnings from operations	515.3	177.4	190
Adjusted net earnings from operations per share - diluted (1)	0.90	0.33	173
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities increased from $860.5 million in 2020 to $1.50 billion in 2021. Changes in cash flow from operating activities were due to fluctuations in adjusted funds flow from operations ("FFO"), working capital, transaction costs and decommissioning expenditures.
Exhibit 15
The Company's FFO increased in 2021 to $1.48 billion compared to $874.4 million in 2020. The increase was primarily a result of the higher operating netback, partially offset by realized commodity derivative losses.

CRESCENT POINT ENERGY CORP.	12

Exhibit 16
Excess cash flow increased from $131.4 million in 2020 to $788.4 million in 2021, primarily as a result of the increase in FFO, a decrease in capital expenditures and reduced payments on lease liabilities.
In the year ended December 31, 2021, the Company reported net income of $2.36 billion compared to a net loss of $2.52 billion in 2020, primarily as a result of the impairment reversal recorded in 2021 compared to an impairment expense recorded in 2020 and an increase in adjusted FFO, partially offset by fluctuations in deferred tax and a decrease in other income. In the year ended December 31, 2021, the Company recorded net income per share - diluted of $4.11 compared to a net loss per share - diluted of $4.76 in 2020.
Exhibit 17
The Company's adjusted net earnings from operations for the year ended December 31, 2021 was $515.3 million compared to $177.4 million in 2020, primarily due to the increase in adjusted FFO, partially offset by fluctuations in deferred taxes and the increase in depletion and depreciation. Adjusted net earnings from operations per share - diluted for 2021 increased to $0.90 from $0.33 in 2020.
Exhibit 18

CRESCENT POINT ENERGY CORP.	13

Dividends

($ millions, except per share amounts)	2021	2020	% Change
Dividends declared to shareholders	47.8	9.4	409
Dividends declared to shareholders per share	0.0825	0.0175	371
In September 2021, Crescent Point declared a quarterly cash dividend of $0.03 per share to be paid on January 4, 2022. In December 2021, Crescent Point declared a quarterly cash dividend of $0.045 per share to be paid on April 1, 2022. Both dividends were accrued at December 31, 2021. In 2020, the Company paid total cash dividends of $0.0175 per share.
Other Long-Term Assets
At December 31, 2021, other long-term assets consist of $6.4 million of investment tax credits.
Related Party Transactions
Key management personnel of the Company include its directors and executive officers. In 2021, the Company recorded $6.1 million (2020 - $5.5 million) relating to compensation of key management personnel and $2.8 million (2020 - nil) for severance relating to key management personnel. In 2021, share-based compensation costs relating to compensation of key management personnel was $23.4 million (2020 – $4.9 million) and $1.8 million (2020 - nil) for share-based compensation severance relating to key management personnel.
Capital Expenditures

($ millions)	2021	2020	% Change
Capital acquisitions	942.4	1.4	67,214
Capital dispositions	(99.0)	(508.2)	(81)
Development capital expenditures	624.2	654.8	(5)
Land expenditures	4.9	3.6	36
Capitalized administration (1)	44.5	36.9	21
Corporate assets	2.5	3.5	(29)
Total	1,519.5	192.0	691
(1)Capitalized administration excludes capitalized equity-settled SBC.
Capital Acquisitions and Dispositions
Major Property Acquisitions and Dispositions
Kaybob Duvernay Acquisition
In the year ended December 31, 2021, the Company closed the acquisition of Shell Canada Energy's Kaybob Duvernay assets in Alberta for total consideration of $940.6 million including closing adjustments, consisting of $676.1 million in cash and the issuance of 50.0 million common shares.
Southeast Saskatchewan Disposition
In the year ended December 31, 2021, the Company disposed of its remaining non-core southeast Saskatchewan conventional assets for consideration of $85.9 million including closing adjustments. These assets had a net carrying value of $11.9 million, resulting in a gain of $74.0 million.
Minor Property Acquisitions and Dispositions
In the year ended December 31, 2021, the Company completed minor property acquisitions and dispositions for total net consideration received of $11.3 million. These assets had a net carrying value of $26.9 million, resulting in a loss of $15.6 million.
Development Capital Expenditures
The Company's development capital expenditures for the year ended December 31, 2021 were $624.2 million, compared to $654.8 million in 2020. In 2021, 211 (199.4 net) wells were drilled and $100.5 million was spent on facilities and seismic.
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2022.

CRESCENT POINT ENERGY CORP.	14

Exhibit 19
Goodwill
The Company's goodwill balance is attributable to corporate acquisitions completed during the period 2003 through 2012. The goodwill balance as at December 31, 2021 was $211.5 million compared to $223.3 million at December 31, 2020. The decrease of $11.8 million is attributable to the disposition of the southeast Saskatchewan conventional assets as well as other minor asset dispositions.
Other Current Liabilities
At December 31, 2021, other current liabilities consist of $40.6 million related to the current portion of long-term share-based compensation, $25.5 million related to the current portion of lease liabilities, and $34.2 million related to decommissioning liability.
Other Long-Term Liabilities
At December 31, 2021, other long-term liabilities consist of $35.8 million of long-term compensation liability related to share-based compensation.
Lease Liability
At December 31, 2021, the Company had $141.4 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability decreased by $103.9 million during 2021, from $1.02 billion at December 31, 2020 to $918.8 million at December 31, 2021. The decrease primarily relates to liabilities disposed through capital dispositions, partially offset by changes in estimated future costs and liabilities acquired through capital acquisitions. The liability is based on estimated undiscounted and uninflated cash flows to settle the obligation of $896.6 million.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2021	December 31, 2020
Net debt (1)	2,005.0	2,149.2
Shares outstanding	579,484,032	530,035,922
Market price at end of year (per share)	6.75	2.97
Market capitalization	3,911.5	1,574.2
Enterprise value (1)	5,916.5	3,723.4
Net debt as a percentage of enterprise value (1)	34	58
Adjusted funds flow from operations (2)	1,476.9	874.4
Net debt to adjusted funds flow from operations (3)	1.4	2.5
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At December 31, 2021, Crescent Point's enterprise value was $5.92 billion and the Company was capitalized with 66 percent equity compared to $3.72 billion and 42 percent at December 31, 2020, respectively. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2021 decreased to 1.4 times from 2.5 times at December 31, 2020, largely due to higher adjusted funds flow from operations, primarily as a result of the increase in the Cdn$ WTI benchmark price.

CRESCENT POINT ENERGY CORP.	15

Crescent Point's market capitalization increased to $3.91 billion at December 31, 2021, from $1.57 billion at December 31, 2020, primarily due to the increase in the Company's share price and the 50.0 million shares issued in conjunction with the Kaybob Duvernay acquisition.
Exhibit 20
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
The Company has combined revolving credit facilities of $2.30 billion, including a $2.20 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is November 26, 2025. As at December 31, 2021, the Company had approximately $336.6 million drawn on bank credit facilities, including $1.0 million outstanding pursuant to letters of credit.
At December 31, 2021, the Company has senior guaranteed notes of US$1.12 billion and Cdn$220.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt. During the year ended December 31, 2021, the Company repaid senior guaranteed note maturities of US$134.5 million and Cdn$50.0 million.
The Company is in compliance with all debt covenants at December 31, 2021 which are listed in the table below:

Covenant Description	Maximum Ratio	December 31, 2021
Senior debt to adjusted EBITDA (1) (2)	3.5	1.29
Total debt to adjusted EBITDA (1) (3)	4.0	1.29
Senior debt to capital (2) (4)	0.55	0.27
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's working capital deficiency and ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities. Given these sources of financing, the Company is able to adequately address its working capital deficiency.
Shareholders' Equity
At December 31, 2021, Crescent Point had 579.5 million common shares issued and outstanding compared to 530.0 million common shares at December 31, 2020. The increase is due to 50.0 million shares issued in conjunction with the Kaybob Duvernay acquisition, shares issued pursuant to the Restricted Share Bonus Plan and stock option exercises pursuant to the Stock Option Plan, partially offset by shares repurchased and cancelled under the NCIB.
As of the date of this report, the Company had 574,601,885 common shares outstanding.
Normal Course Issuer Bid
On March 5, 2021, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement an NCIB. The NCIB allows the Company to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the Company's public float, as at February 26, 2021. The NCIB commenced on March 9, 2021 and is due to expire on March 8, 2022. The Company continues to evaluate returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.

CRESCENT POINT ENERGY CORP.	16

In 2021, the Company purchased and cancelled 2.8 million common shares for a total consideration of $17.5 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
As of the date of this report, the Company has purchased, for cancellation, 8.1 million common shares for total consideration of $60.0 million under the current NCIB.
Contractual Obligations and Commitments
On January 20, 2020, Crescent Point closed the sale of certain gas infrastructure assets in Saskatchewan. In connection with the sale, the Company entered into a gas handling agreement with a gas processor that includes a long-term volume commitment. The gas handling agreement is only terminable in very limited circumstances. If the termination were to occur because of the Company's default, the Company would be obligated to pay its processing commitment. If the processor were to terminate the agreement, the Company would need to seek alternative processing arrangements.
At December 31, 2021, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	4.1	14.3	9.2	16.1	43.7
Gas processing	63.1	116.3	88.3	324.3	592.0
Transportation	38.6	65.6	48.8	9.6	162.6
Capital	12.1	—	—	—	12.1
Total contractual commitments (2)	117.9	196.2	146.3	350.0	810.4
(1)Includes operating costs on the Company's office space, net of $18.9 million of recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16. See Note 12 - "Leases" in the annual consolidated financial statements for the year ended December 31, 2021 for further information.

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Other contractual commitments
Senior guaranteed notes (1)	280.3	829.2	474.6	25.9	1,610.0
Bank credit facilities (2)	11.7	23.5	346.3	—	381.5
Total contractual commitments	292.0	852.7	820.9	25.9	1,991.5
(1)These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.
(2)These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2021. The current maturity date of the Company's facilities is November 26, 2025. The Company expects that the facilities will be renewed and extended prior to their maturity dates.
Off Balance Sheet Arrangements
The Company has off-balance sheet arrangements consisting of various contracts which are entered into in the normal course of operations. Contracts that contain a lease are accounted for under IFRS 16 and recorded on the balance sheet as at December 31, 2021. All other contracts which are entered into in the normal course of operations are captured in the "off balance sheet commitments" table in the Contractual Obligations and Commitments section above and no asset or liability value has been assigned to these leases on the balance sheet as at December 31, 2021.

CRESCENT POINT ENERGY CORP.	17

Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 – "Significant Accounting Policies" in the audited consolidated financial statements for the year ended December 31, 2021. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on DD&A, decommissioning liability, deferred taxes, asset impairments and impairment reversals, and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, PP&E is aggregated into cash-generating units ("CGUs"), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability is subject to judgment as it is based on the presence of reserves and results in the transfer of assets from exploration and evaluation ("E&E") to PP&E.
The Company conducted an analysis of its CGUs to determine if their composition was still reflective of the Company's core operating areas after major property acquisitions and dispositions in the first half of 2021. The Company conducted its analysis on July 1, 2021, and determined that its Dodsland Viking assets better align with the Southwest Saskatchewan CGU. Previously, these assets were included in the Southern Alberta CGU, now referred to as the Alberta CGU. At the time of realignment, the Company estimated recoverable amounts of its new CGUs and compared them to the recoverable amounts of its previous CGUs and the respective carrying amounts and noted that no incremental impairment or impairment reversal would arise as a result of the realignment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are based on estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by its very nature, is subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates, share price and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.

CRESCENT POINT ENERGY CORP.	18

Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, expected cash flows from estimated proved plus probable reserves and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions and market access; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; volatility in crude oil price differentials; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; adverse changes to income tax laws or other laws or government incentive programs and regulations relating to the oil and gas industry; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.
Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks to which Crescent Point is exposed include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions and dispositions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, public infrastructure constraints including blockades, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; outbreaks; mobility restrictions, loss and health of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and cyber security risks.
COVID-19 Pandemic
The COVID-19 pandemic, and actions taken in response, have resulted in a significant disruption in the global economy, in particular the oil and gas industry. Although demand for and pricing of energy products has stabilized, the pandemic has, in the past, impacted the demand for and pricing of energy products, including crude oil and condensate, NGLs and natural gas produced by the Company.
As there remain many variables and uncertainties regarding COVID-19 and its continuing impact on the economic environment, including the duration and magnitude of any further disruption in the oil and gas industry, it is not possible to precisely estimate the long-term impact of the COVID-19 pandemic on the Company's financial condition and operations. There may also be effects that are not currently known as the full impact of the COVID-19 pandemic is still uncertain and the situation continues to evolve. There may be renewed disruption in the demand for commodities which may have a prolonged adverse effect on the Company's financial condition, income, results from operations and cash flows. The Company has taken measures to reduce the impacts of COVID-19, including a work from home program and other safety measures. However, these steps may not be sufficient to insulate the Company from the impacts of the COVID-19 pandemic. Other risks disclosed in the Company's Annual Information Form, for the year ended December 31, 2021, and in this MD&A, may be heightened and there may also be effects that are not currently known, as the full impact of the COVID-19 pandemic is still uncertain.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: indigenous land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
The Company’s operations are subject to costs being incurred to pay carbon taxes, to reduce GHG emissions (including methane emissions) and to perform necessary monitoring, measurement, verification and reporting of GHG emissions. Future environmental legislation may require further reductions in emissions from the Company’s operations and result in increased capital and operational expenditures related to the transition to a low-carbon economy.
Refer to the Company's Annual Information Form for the year ended December 31, 2021 for additional information on the Company's risk factors.

CRESCENT POINT ENERGY CORP.	19

Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with lower risk development projects; utilizing market proven technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging program including commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines and maintaining significant liquidity; monitoring counterparty creditworthiness and obtaining supplementary credit protection when warranted.
Changes in Accounting Policies
Intangible Assets
IAS 38 Intangible Assets was amended in March 2021 to revise how to recognize costs in relation to the configuration or customization of application software. The Company adopted the amendment in 2021 and the adoption did not have an impact on the Company's consolidated financial statements.
New accounting standards and amendments not yet adopted
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the IASB to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. This amendment is effective for fiscal years beginning on or after January 1, 2023 with earlier adoption permitted.

CRESCENT POINT ENERGY CORP.	20

Selected Annual Information

($ millions, except per share amounts)	2021	2020	2019
Oil and gas sales	3,206.5	1,692.2	3,336.0

Average daily production
Crude oil and condensate (bbls/d)	95,839	95,859	126,219
NGLs (bbls/d)	17,769	14,542	20,746
Natural gas (mcf/d)	114,452	67,447	91,592
Total (boe/d)	132,683	121,642	162,230

Net income (loss) (1)	2,364.1	(2,519.9)	(1,033.3)
Net income (loss) per share (1)	4.15	(4.76)	(1.89)
Net income (loss) per share - diluted (1)	4.11	(4.76)	(1.89)

Adjusted net earnings from operations	515.3	177.4	386.8
Adjusted net earnings from operations per share (2)	0.91	0.34	0.71
Adjusted net earnings from operations per share – diluted	0.90	0.33	0.71

Cash flow from operating activities	1,495.8	860.5	1,742.9

Adjusted funds flow from operations	1,476.9	874.4	1,825.4

Adjusted working capital deficiency (2)	(201.6)	(93.4)	(126.1)
Total assets	9,171.2	6,645.9	10,091.8
Total liabilities	3,765.9	3,823.1	4,749.1
Net debt	2,005.0	2,149.2	2,765.3

Weighted average shares - diluted (millions)	575.1	531.8	546.0

Capital acquisitions	942.4	1.4	15.9
Capital dispositions	(99.0)	(508.2)	(940.0)
Development capital expenditures	624.2	654.8	1,252.1

Dividends declared	47.8	9.4	22.0
Dividends declared per share	0.0825	0.0175	0.0400
(1)Net income (loss) and net income (loss) before discontinued operations are the same.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Crescent Point’s oil and gas sales, cash flow from operating activities, adjusted funds flow from operations and total assets have fluctuated for the years 2019 through 2021, primarily due to changes in the Cdn$ WTI benchmark prices and corporate oil price differentials, numerous property acquisitions and dispositions and the Company's drilling program.
Net income (loss) over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and PP&E impairment charges and reversals, along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past three years primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	21

Summary of Quarterly Results

	2021				2020
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	900.4	826.7	849.2	630.2	447.8	437.0	259.0	548.4

Average daily production
Crude oil and condensate (bbls/d)	88,544	92,206	107,444	95,276	87,512	89,260	94,900	111,928
NGLs (bbls/d)	20,884	18,176	18,608	13,319	13,033	13,458	14,210	17,493
Natural gas (mcf/d)	125,871	130,823	135,531	64,732	64,033	63,988	70,391	71,451
Total (boe/d)	130,407	132,186	148,641	119,384	111,217	113,383	120,842	141,330

Net income (loss)	121.6	77.5	2,143.3	21.7	(51.2)	0.5	(145.1)	(2,324.1)
Net income (loss) per share	0.21	0.13	3.68	0.04	(0.10)	—	(0.27)	(4.40)
Net income (loss) per share – diluted	0.21	0.13	3.65	0.04	(0.10)	—	(0.27)	(4.40)

Adjusted net earnings (loss) from operations	160.0	142.6	117.6	95.1	85.6	71.0	(27.9)	48.7
Adjusted net earnings (loss) from operations per share	0.27	0.25	0.20	0.18	0.16	0.13	(0.05)	0.09
Adjusted net earnings (loss) from operations per share – diluted	0.27	0.24	0.20	0.18	0.16	0.13	(0.05)	0.09

Cash flow from operating activities	492.4	414.2	285.5	303.7	245.1	219.5	66.6	329.3

Adjusted funds flow from operations	432.5	393.9	387.8	262.7	220.2	235.7	109.0	309.5

Adjusted working capital deficiency	(201.6)	(108.8)	(16.1)	(55.9)	(93.4)	(65.5)	(38.7)	(190.5)
Total assets	9,171.2	9,231.5	9,283.4	6,610.7	6,645.9	6,864.2	7,022.8	7,209.7
Total liabilities	3,765.9	3,897.4	4,044.4	3,777.5	3,823.1	3,952.3	4,093.0	4,097.6
Net debt	2,005.0	2,138.8	2,324.2	2,013.4	2,149.2	2,189.2	2,308.6	2,327.9

Weighted average shares – diluted (millions)	587.7	587.1	587.8	536.6	534.4	532.9	531.2	528.3

Capital acquisitions	5.2	0.9	936.3	—	—	—	—	1.4
Capital dispositions	(0.1)	(3.8)	(87.9)	(7.2)	1.1	(0.9)	(1.5)	(506.9)
Development capital expenditures	229.5	187.1	88.4	119.2	169.4	93.3	72.0	320.1

Dividends declared	26.0	19.0	1.5	1.3	1.4	1.3	1.4	5.3
Dividends declared per share	0.0450	0.0325	0.0025	0.0025	0.0025	0.0025	0.0025	0.0100
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions, voluntary shut-ins and natural declines.
Net income (loss) has fluctuated over the past eight quarters primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense (recovery).
Adjusted net earnings (loss) from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels.

CRESCENT POINT ENERGY CORP.	22

Fourth Quarter 2021 Review
•Crescent Point's production averaged 130,407 boe/d in the fourth quarter of 2021, weighted 84 percent towards crude oil and liquids.
•Adjusted funds flow from operations totaled $432.5 million in the fourth quarter of 2021, a 10 percent increase from $393.9 million in the third quarter. The increase was primarily driven by a higher operating netback in the fourth quarter.
•During the fourth quarter of 2021, the Company spent $198.9 million on drilling and development activities, drilling 51 (46.6 net) wells. Crescent Point also spent $30.6 million on facilities and seismic, for total development capital expenditures of $229.5 million.
•Net debt was reduced by $133.8 million in the fourth quarter of 2021, ending at $2.01 billion or 1.4 times trailing adjusted funds flow from operations.
Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2021.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:
1.pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;
2.are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and
3.are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2021, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2021 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2021, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2021 was audited by PricewaterhouseCoopers LLP, as reflected in their report accompanying the Company's financial statements for the year ended December 31, 2021. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2021 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
With the COVID-19 pandemic, the Company ensured that the operating effectiveness of current controls continued with the adoption of a work from home policy for employees as well as physical distancing protocols within field operations. Neither Crescent Point's DC&P nor its ICFR have been changed in a way that materially affects, or is reasonably likely to materially affect, Crescent Point's DC&P or ICFR, respectively, as a result of the measures taken in response to COVID-19.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

CRESCENT POINT ENERGY CORP.	23

Guidance
Crescent Point's guidance for 2022 is as follows:

Total Annual Average Production (boe/d) (1)	133,000 - 137,000

Capital Expenditures
Development capital expenditures ($ million)	$825 - $900
Capitalized G&A ($ million)	$40
Total ($ million) (2)	$865 - $940

Other Information for 2022 Guidance
Reclamation activities ($ million) (3)	$20
Capital lease payments ($ million)	$20
Annual operating expenses ($/boe)	$13.25 - $13.75
Royalties	12.5% - 13.5%
(1)Total annual average production (boe/d) is comprised of approximately 80% Oil & Liquids and 20% Natural Gas.
(2)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 85% drilling & development and 15% facilities & seismic.
(3)Reflects Crescent Point's portion of its expected total budget.
Additional information relating to Crescent Point, including the Company's December 31, 2021 Annual Information Form, which along with other relevant documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CRESCENT POINT ENERGY CORP.	24

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, “total netback”, "operating netback", "netback", “adjusted funds flow from operations”, "excess cash flow", "adjusted working capital deficiency", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from operations per share” and “adjusted net earnings from operations per share - diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback:

($ millions)	2021	2020	% Change
Oil and gas sales	3,206.5	1,692.2	89
Royalties	(408.8)	(217.1)	88
Operating expenses	(625.3)	(561.8)	11
Transportation expenses	(117.7)	(101.1)	16
Total operating netback	2,054.7	812.2	153
Realized gain (loss) on commodity derivatives	(360.8)	245.7	(247)
Total netback	1,693.9	1,057.9	60
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 17 – "Capital Management" in the audited consolidated financial statements for the year ended December 31, 2021 for additional information on the Company's capital management.
Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company and other items (excluding net acquisitions and dispositions). The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. The Company has previously presented excess cash flow as net of dividends. To provide a more comparable definition of excess cash flow to other issuers, excess cash flow is now presented prior to dividends.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

($ millions)	2021	2020 (1)	% Change
Cash flow from operating activities	1,495.8	860.5	74
Changes in non-cash working capital	(51.6)	(6.2)	732
Transaction costs	12.5	5.4	131
Decommissioning expenditures (2)	20.2	14.7	37
Adjusted funds flow from operations	1,476.9	874.4	69
Capital expenditures	(676.1)	(698.8)	(3)
Payments on lease liability	(21.2)	(30.0)	(29)
Decommissioning expenditures	(20.2)	(14.7)	37
Other items (3)	29.0	0.5	5,700
Excess cash flow	788.4	131.4	500
(1)Comparative period revised to reflect current year presentation.
(2)Excludes amounts received from government subsidy programs.
(3)Other items include, but are not limited to, unrealized gains on equity derivative contracts, sale of long-term investments and transaction costs. Other items exclude net acquisitions and dispositions.

CRESCENT POINT ENERGY CORP.	25

Adjusted working capital deficiency is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition and long-term investments. Adjusted working capital deficiency is a component of net debt and is a measure of the Company's liquidity.
The following table reconciles adjusted working capital deficiency:

($ millions)	2021	2020	% Change
Accounts payable and accrued liabilities	450.7	310.3	45
Dividends payable	43.5	1.3	3,246
Long-term compensation liability (1)	42.6	16.3	161
Cash	(13.5)	(8.8)	53
Accounts receivable	(314.3)	(200.5)	57
Prepaids and deposits	(7.4)	(22.7)	(67)
Long-term investments	—	(2.5)	(100)
Adjusted working capital deficiency	201.6	93.4	116
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital deficiency, excluding the unrealized foreign exchange on translation of US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	2021	2020	% Change
Long-term debt (1)	1,970.2	2,259.6	(13)
Adjusted working capital deficiency	201.6	93.4	116
Unrealized foreign exchange on translation of US dollar long-term debt	(166.8)	(203.8)	(18)
Net debt	2,005.0	2,149.2	(7)
(1)Includes current portion of long-term debt.
Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors these measures and uses them as a key measures in making decisions regarding financing, capital spending and dividend levels.
Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments, gains or losses on capital acquisitions and dispositions and deferred tax related to these adjustments. Adjusted net earnings from operations for the year ended December 31, 2021 also excludes deferred tax related to a change in estimated usable tax pools resulting from a recent potential precedent setting Federal Court case. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income (loss).
The following table reconciles net income (loss) to adjusted net earnings from operations:

($ millions)	2021	2020	% Change
Net income (loss)	2,364.1	(2,519.9)	(194)
Amortization of E&E undeveloped land	51.0	71.9	(29)
Impairment (impairment reversal)	(2,514.4)	3,557.8	(171)
Unrealized derivative losses	141.4	112.5	26
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(37.0)	(62.1)	(40)
Unrealized (gain) loss on long-term investments	(3.1)	4.2	(174)
Gain on sale of long-term investments	(7.0)	—	(100)
Net gain on capital dispositions	(58.4)	(316.4)	(82)
Deferred tax adjustments	578.7	(670.6)	(186)
Adjusted net earnings from operations	515.3	177.4	190

CRESCENT POINT ENERGY CORP.	26

Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are non-GAAP ratios and are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	27

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Further balance sheet strength into 2022 based on current forecast commodity prices;
● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rate movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Crescent Point’s 2022 production and development capital expenditures guidance;
● Other information for Crescent Point’s 2022 Guidance, including capitalized G&A, reclamation activities, capital lease payments, operating expenses and royalties;

● Commitments to returning capital to shareholders;
● Natural gas demand;
● The Company's liquidity and financial flexibility;
● NCIB expectations;
● The Company evaluating opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders;
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability;
● The Company evaluating returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generations; and
● COVID-19 impacts and response measures.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.
Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	28

Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2021, 2020, 2019, 2018, and 2017 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s annual aggregate production for 2021 and 2020, the aggregate average production for each quarter of 2021 and 2020, and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	2021					2020
	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1
Light & Medium Crude Oil (bbl/d)	17,859	15,517	15,046	20,181	20,699	20,842	21,025	18,846	18,952	24,566
Heavy Crude Oil (bbl/d)	4,203	4,226	4,199	4,269	4,118	4,380	4,276	4,223	4,269	4,752
Tight Oil (bbl/d)	62,492	55,965	58,233	65,595	70,459	70,637	62,211	66,191	71,679	82,610
Total Crude Oil (bbl/d)	84,554	75,708	77,478	90,045	95,276	95,859	87,512	89,260	94,900	111,928

NGLs (bbl/d)	29,054	33,720	32,904	36,007	13,319	14,542	13,033	13,458	14,210	17,493

Shale Gas (mcf/d)	103,124	115,482	117,339	125,830	53,198	53,666	52,370	50,776	57,254	54,312
Conventional Natural Gas (mcf/d)	11,328	10,389	13,484	9,701	11,534	13,781	11,663	13,212	13,137	17,139
Total Natural Gas (mcf/d)	114,452	125,871	130,823	135,531	64,732	67,447	64,033	63,988	70,391	71,451

Total (boe/d)	132,683	130,407	132,186	148,641	119,384	121,642	111,217	113,383	120,842	141,330

CRESCENT POINT ENERGY CORP.	29

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Michael Politeski
Vice President, Finance and Treasurer
Shelly Witwer
Vice President, Business Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020

Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	30